UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: February 17, 2023	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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City of Buenos Aires, February 17, 2023

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175 - Ciudad Autónoma de Buenos Aires

Attn. Gerencia de Emisoras

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299 – Ciudad Autónoma de Buenos Aires

Attn. Gerencia Técnica y de Valores Negociables

Ref.: Material fact – Execution of stock purchase agreement

Hereby, as responsible of market relationships of Central Puerto S.A. (“Central Puerto” or the “Corporation”), in accordance with applicable regulations, I inform that the day hereof, Proener S.A.U. (“Proener”), a subsidiary of the Corporation, execute on the day hereof a stock purchase agreement with Enel Argentina S.A. (“Enel Argentina”) and Enel Américas S.A. (“Enel Américas”), pursuant to which, subject to certain condition precedents, (i) Enel Américas agreed to sell to Proener its participation interest in Inversora Dock Sud S.A. (“IDS”) integrated by 473,671,287 shares representing 57.14% of IDS capital and voting stock; and (ii) Enel Argentina agreed to sell to Proener its participation interest in Central Dock Sud S.A. (“CDS”) integrated by 290,535,500 shares representing 0.24% of CDS capital and voting stock (the “Transaction”). In this regard, for the sake of clarity, please note that IDS owns a controlling stake in CDS representing 71.78% of CDS capital stock. The aggregate purchase price for the acquisition of both stake holdings amounts US$ 54,000,000 (US Dollars fifty-four million), payable outside of Argentina.

The purchase price might be adjusted as agreed upon by the parties, between the execution of the stock purchase agreement and the closing of the Transaction. Please note that the closing and the consummation of the Transaction are both subject to the fulfillment of certain condition precedents.

Sincerely yours,

Leonardo Marinaro
Market share responsible
CENTRAL PUERTO S.A.

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